Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Quebec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades announces the closure of its Auburn plant

Kingsey Falls, Quebec, June 22, 2016 - Cascades Inc. (TSX: CAS), a leader in recovery and in the manufacturing of green packaging and tissue paper products, announces the closure of its de-inked pulp mill located in Auburn, Maine.

“The rapid erosion of the printing and writing paper market, the overall deterioration of market conditions for de-inked pulp and the low potential for integration with other Cascades activities are all factors that have had significant negative consequences for our Auburn plant. Despite major efforts to optimize in the past year, the situation at the plant remained extremely difficult. Therefore, we are unfortunately forced to cease operations’’ said Luc Langevin, President and COO of Cascades Specialty Products Group.

The plant, which currently employs 45 people, will end production on July 8 and will close its doors on July 15. To assist employees affected by the closure, Cascades will evaluate the possibility of relocating staff to other units. It will put in place measures to assist employees in finding new employment to reduce the impact of the announcement on workers and the community.

Cascades wishes to extend its sincere thanks to all Cascades Auburn Fiber employees for their loyalty since 1998, and for all the efforts made in an attempt to save the plant. The company is counting on them to serve customers until closing.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature Blog: blog.cascades.com

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